[LOGO] WILLKIE FARR & GALLAGHER LLP

                                                       1875 K Street, NW
                                                       Washington, DC 20006-1238
                                                       Tel: 202 303 1000
                                                       Fax: 202 303 2000

VIA EDGAR

March 4, 2008
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

          Re: iShares Trust
              File Nos. 333-92935, 811-09729
              Post-Effective Amendment No. 124

Ladies and Gentlemen:

On behalf of iShares Trust (the "Trust"), we hereby transmit for filing under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940, Post-Effective Amendment No. 124 (the "Amendment") to the Trust's Registration Statement on Form N-1A.

The Amendment is being filed for the purpose of adding one new fund to the
Trust:

          iShares S&P India Nifty 50 Index Fund (the "Fund").

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act and will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission in its review of the Amendment to the Registration Statement.

(1) Investment Objective and Underlying Index

The underlying index of the Fund is the S&P/CNX Nifty Index (the "Index"). The Index measures the equity performance of the top 50 companies by market capitalization that trade in the Indian market.

The Fund seeks results that correspond generally to the price and yield performance, before fees and expenses, of the Index.

(2) Other Fund Specific Disclosure

The Fund will carry out its investment strategies by investing substantially all of its assets in a wholly-owned subsidiary in the Republic of Mauritius, which in turn, will invest at least 80% of its total assets in securities that comprise the Index, in reliance on the Staff no-action letter (South Asia Portfolio, SEC No-Action Letter (March 12, 1997)). Barclays Global Fund Advisors ("BGFA") will serve as investment adviser to both the Fund and the wholly-owned subsidiary in Mauritius. Through such investment structure, the Fund expects to obtain certain benefits under a current tax treaty between Mauritius and India.

The Fund's description of its investment strategy (i.e., the Fund (through its investment in shares of the Mauritius subsidiary), using representative sampling, will at all times invest at least 80% of its assets in the securities included in the Index and in American Depositary Receipts representing securities of the Index) and risk factors are specific to the Fund. The Fund's structure (i.e., investing in shares of a wholly-owned subsidiary) and tax aspects are specific to the Fund. The portfolio managers are also specific to the Fund. All matters relating to the Fund's wholly-owned subsidiary are specific to the Fund as well. In addition, the Fund requires that requests for creation and redemption of Creation Units be submitted by 11:59 p.m. Eastern time, more than four hours earlier than the daily valuation time of 4:00 p.m.

(3) Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by iShares Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 103, filed pursuant to Rule 485(a) on October 1, 2007, relating to the iShares MSCI Kokusai Index Fund (and the related amendment under Rule 485(b), filed on December 6, 2007 and effective on December 7, 2007).

The disclosures applicable to the Fund and the Trust included in the Amendment that are substantially similar to those in the referenced prior filing relate to descriptions of shares, the investment manager and other attributes under the headings "Management - Investment Adviser," "Management - Administrator, Custodian and Transfer Agent," "Shareholder Information," "Determination of NAV," "Dividends and Distribution," and "Distribution," included in the Prospectus, and under the headings "Proxy Voting," "Portfolio Holdings Information," "Continuous Offering," "Investment Advisory, Administrative and Distribution Services - Investment Adviser," "Investment Advisory, Administrative and Distribution Services - Code of Ethics," "Investment Advisory, Administrative and Distribution Services - Distributor," "Brokerage Transactions," "Creation and Redemption of Creation Units" (except as described above), "Financial Statements" and "Miscellaneous Information," included in the Statement of Additional Information.

                                    * * * * *

Other than the early cut-off time for creation and redemption requests, described in paragraph (2) above and about which the Staff has initiated discussions with the Trust and counsel, the operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. On behalf of the Trust, in accordance with Investment Company Act Release No. 13768, we request that the Registration Statement be given selective review.

If you have any questions or comments, please call Elliot Gluck of this firm at
(212) 728-8138 or me at (202) 303-1124.

Sincerely,


/s/ Benjamin Haskin
------------------------------------
Benjamin Haskin

cc: Kevin D. Smith, Esq.
    Elliot J. Gluck, Esq.

                                       -3-